Exhibit 99.1

Performance Sports Group Closes US$126.5 Million U.S. Initial Public Offering

Underwriters Fully Exercise Over-Allotment Option

EXETER, NH—(Marketwired - June 25, 2014) - Performance Sports Group Ltd. (“PSG” or the “Company”), a leading developer and manufacturer of high performance sports equipment and apparel, announced today that it has completed its previously announced underwritten public offering in the United States and Canada (the “Offering”) of 8,161,291 common shares at a price to the public of US$15.50 per share, for total gross proceeds of approximately US$126.5 million, including the exercise in full of the over-allotment option.

The Company’s common shares are dual listed on the New York Stock Exchange and the Toronto Stock Exchange under the stock symbol “PSG”. After giving effect to the issuance of 8,161,291 common shares in connection with the Offering, the Company now has 39,606,451 issued and outstanding common shares and 4,325 issued and outstanding proportionate voting shares, or an equivalent of 43,931,451 common shares (assuming the conversion of all proportionate voting shares into common shares on the basis of 1,000 common shares for one proportionate voting share).

The Company will use the net proceeds of the Offering to reduce leverage and repay approximately US$119.5 million of the Company’s term loan facility which was used to finance the Company’s recent acquisition of Easton Baseball/Softball.

Morgan Stanley, BofA Merrill Lynch and RBC Capital Markets acted as joint book-running managers for a syndicate of underwriters in connection with the Offering.

The Company’s Registration Statement became effective under the United States Securities Act of 1933 on June 19, 2014 and a copy of the Registration Statement is available at www.sec.gov. A copy of the supplemented prospectus is available at www.sec.gov and www.sedar.com, and may be obtained upon request by contacting Morgan Stanley at Morgan Stanley, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, or by email at prospectus@morganstanley.com, BofA Merrill Lynch at 222 Broadway, New York, NY 10038, Attn: Prospectus Department, or by email at dg.prospectus_requests@baml.com, and from RBC Capital Markets at RBC Capital Markets, Attention: Distribution Centre, 277 Front St. W., 5th Floor, Toronto, Ontario M5V 2X4, or by email at distribution@rbccm.com.

About Performance Sports Group Ltd.

Performance Sports Group Ltd. (TSX: PSG) (NYSE: PSG) is a leading developer and manufacturer of ice hockey, roller hockey, lacrosse, baseball and softball sports equipment, as well as related apparel. The Company has the most recognized and strongest brands in ice hockey, roller hockey, baseball and softball, and holds top market share positions in these sports. Its products are marketed under the BAUER, MISSION, MAVERIK, CASCADE, INARIA, COMBAT and EASTON brand names and are distributed by sales representatives and independent distributors throughout the world. The Company is focused on building its leadership position by growing market share in all product categories and pursuing strategic acquisitions.

Caution Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of applicable securities laws, including with respect to the use of the net proceeds and the benefits of the Offering. Forward-looking statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. The words “may”, “will”, “would”, “should”, “could”, “expects”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “predicts”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements.

Forward-looking statements, by their nature, are based on assumptions, including those described herein and are subject to important risks and uncertainties. Many factors could cause the Company’s actual results to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors: inability to maintain and enhance brands; inability to introduce new and innovative products; intense competition in the sporting equipment and apparel industries; inability to introduce technical innovation; inability to ensure third-party suppliers will meet quality and regulatory standards; inability to own, enforce, defend and protect worldwide intellectual property rights; seasonal fluctuations in the demand for our products resulting from adverse weather or other conditions; decrease in ice hockey, baseball and softball, roller hockey or lacrosse participation rates; adverse publicity related to or reduced popularity of the professional or amateur leagues in sports in which our products are used; reliance on third-party suppliers and manufacturers; disruption of distribution chain or loss of significant customers or suppliers; cost of raw materials, shipping costs and other cost pressures; risks associated with doing business abroad; inability to accurately forecast demand for products; insufficient sell through of our products at retail; inventory shrinkage or excess inventory; product liability claims and product recalls; changes in compliance standards of testing and athletic governing bodies; departure of senior executives or other key personnel; litigation, including certain class action lawsuits; employment or union-related disputes; restrictive covenants in the Company’s credit facilities; inability to generate sufficient cash to service all the Company’s indebtedness; inability to successfully integrate new acquisitions, inability to realize growth opportunities or cost synergies that are anticipated to result from new acquisitions; possibility that historical and pro forma combined financial information may not be representative of our results as a combined company; inability to continue making strategic acquisitions; no public market for our common shares in the United States; volatility in the market price for common shares; fluctuations in the value of certain foreign currencies, including the Canadian dollar, Chinese renminbi, euro, Swedish krona, Taiwanese new dollar and Thai baht in relation to the U.S. dollar; inability to manage foreign derivative instruments; general adverse economic and market conditions, as well as the factors identified in the “Risk Factors” section of the Company’s supplemented prospectus.

Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and the Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Company Contact:

Amir Rosenthal

Chief Financial Officer

Tel 1-603-610-5802

investors@performancesportsgroup.com

Investor Relations:

Liolios Group Inc.

Scott Liolios or Cody Slach

Tel 1-949-574-3860

PSG@liolios.com

Media Contact:

Tory Mazzola

Global Communications Manager

Tel 1-603-430-2111

media@performancesportsgroup.com